SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549
                           ---------------
                          Amendment No. 13
                                 to
                           Schedule 14D-1
                       Tender Offer Statement
   Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                 and
                            Statement on
                            Schedule 13D
              Under the Securities Exchange Act of 1934

                             Big B, Inc.
                      (Name of Subject Company)
                           ---------------
                        RDS Acquisition Inc.
                          Revco D.S., Inc.
                              (Bidders)
                           ---------------

              Common Stock, Par Value $0.001 Per Share
       (Including the Associated Common Stock Purchase Rights)
                   (Title of Class of Securities)
                             0888917106
               (CUSIP Number of Classes of Securities)
                           ---------------

                         Jack A. Staph, Esq.
        Senior Vice President, Secretary and General Counsel
                          Revco D.S., Inc.
                       1925 Enterprise Parkway
                         Twinsburg, OH 44087
                           (216) 487-1667
    (Name, Address and Telephone Number of Persons Authorized to
      Receive Notices and Communications on Behalf of Bidders)
                           ---------------
                              Copy to:
                         Richard Hall, Esq.
                       Cravath, Swaine & Moore
                           Worldwide Plaza
                          825 Eighth Avenue
                    New York, New York 10019-7475
                           (212) 474-1293

                           14D-1 and 13D


----------------------------
CUSIP No.     0888917106

----------------------------

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1.    NAME OF REPORTING PERSONS:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      RDS Acquisition Inc. (34-1838790)

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|

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3.    SEC USE ONLY

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4.    SOURCES OF FUNDS:
      AF

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5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                           |X|

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware

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7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON:

      2,377,486*

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8.    CHECK IF THE AGGREGATE AMOUNT IN ROW (7)
      EXCLUDES CERTAIN SHARES                                           |_|

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9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

      Approximately 12.7% of the Shares Outstanding as of October 24, 1996.

----------------------------------------------------------------------------
10.   TYPE OF REPORTING PERSON:
      CO

----------------------------------------------------------------------------

* The Purchaser owns of record 1,190,000 Shares. In addition, Parent and the Purchaser entered into a Support Agreement dated as of October 27, 1996 (the "Support Agreement") with Anthony J. Bruno, Arthur M. Jones, Sr., James A. Bruno, Vincent J. Bruno and certain entities related to Vincent J. Bruno (collectively, the "Shareholders"), pursuant to which, among other things, the Shareholders agree to vote in favor of the Merger at least an aggregate of 1,187,486 of their Shares owned by them at the time of such vote.

                              14D-1 and 13D


----------------------------
CUSIP No.     0888917106

----------------------------

----------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      Revco, D.S., Inc.  (34-1527876 )

----------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|

----------------------------------------------------------------------------
3.    SEC USE ONLY:

----------------------------------------------------------------------------
4.    SOURCES OF FUNDS:
      BK, WC, OO

----------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                           |X|

----------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware

----------------------------------------------------------------------------
7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON:

      2,377,486*

----------------------------------------------------------------------------
8.    CHECK IF THE AGGREGATE AMOUNT IN ROW (7)
      EXCLUDES CERTAIN SHARES:                                          |_|

----------------------------------------------------------------------------
9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      Approximately 12.7% of the Shares Outstanding as of October 24, 1996.

----------------------------------------------------------------------------
10.   TYPE OF REPORTING PERSON:
      CO, HC

----------------------------------------------------------------------------

*     The Purchaser owns of record 1,190,000 Shares.  In addition,
Parent and the Purchaser entered into a Support Agreement dated as of October 27, 1996 (the "Support Agreement") with Anthony J. Bruno,
Arthur M. Jones, Sr., James A. Bruno, Vincent J. Bruno and certain entities related to Vincent J. Bruno (collectively, the "Shareholders"), pursuant to which, among other things, the Shareholders agree to vote in favor of the Merger at least an aggregate of 1,187,486 of their Shares owned by them at the time of such vote.

          RDS Acquisition Inc. (the "Purchaser") and Revco D.S., Inc. ("Parent") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (as amended prior to the date hereof, the "Schedule 14D-1"), originally filed on September 10, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, par value $0.001 per share, including the associated common stock purchase rights, of Big B, Inc., an Alabama corporation (the "Company"), as set forth in this Amendment No. 13. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1.

          Item 3. Past Contacts, Transactions or Negotiations with
                  ------------------------------------------------
                  the Subject Company.
                  --------------------

(b) As previously disclosed, the Company requested that Parent submit a proposal to acquire the Company by 5:00 p.m. on October 25, 1996. Prior to the deadline on that day, Parent submitted to the Company a written proposal that included, among other things, a proposal by Parent to increase the price per Share to be paid in the Offer to $17.00. Negotiations between representatives of Parent and the Company took place on October 26 and 27, 1996. On October 27, 1996 the Company's Board of Directors unanimously approved a transaction with Parent, and Parent, the Purchaser and the Company have entered into an Agreement and Plan of Merger dated as of October 27, 1996, pursuant to which, among other things, Parent and the Purchaser agreed to amend the Offer to increase the price per Share to be paid in the Offer and the Merger to $17.25 per Share, net to the seller in cash, and to make certain changes to the conditions of the Offer, including deleting the Rights Condition. In addition, Parent and the Purchaser entered into a Support Agreement dated October 27, 1996 with certain shareholders of the Company consisting of Anthony J. Bruno, Arthur M. Jones, Sr., James A. Bruno, Vincent J. Bruno and certain trusts for the benefit of the children of Vincent J. Bruno, pursuant to which such shareholders agree to vote in favor of the Merger at least an aggregate of 1,187,486 Shares (representing approximately 6.4% of the outstanding Shares) owned by them at the time of such vote. Because of restrictions imposed by
Section 16 of the Exchange Act, Anthony J. Bruno, Vincent J. Bruno and certain related trusts do not expect to tender their Shares in the Offer. On October 28, 1996, the Company, Parent and the Purchaser jointly issued a press release announcing the execution of such agreements, the increase in the Offer Price to $17.25 per Share and the extension of the Expiration Date of the Offer to 9:00 a.m. on Friday, November 15, 1996.

          Item 11. Material to be Filed as Exhibits.
                   ---------------------------------

          (a)(15) Text of Press Release dated October 28, 1996.

                              SIGNATURE
                              ---------

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 13 is true, complete and correct.

Dated: October 28, 1996

                                   REVCO D.S., INC.,

                                     by
                                            /s/ Jack A. Staph
                                            -------------------------
                                            Name: Jack A. Staph
                                            Title: Senior Vice President,
                                                   Secretary and
                                                   General Counsel


                                   RDS ACQUISITION INC.,

                                     by
                                          /s/ Jack A. Staph
                                          ----------------------------
                                          Name: Jack A. Staph
                                          Title: Vice President and Secretary

                              Exhibit Index
                              -------------

                                                                    Page
                                                                    -----

Exhibit (a)(15)       Text of Press Release dated October 28, 1996.